 Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

REGISTRATION IN THE SECURITIES REGISTRY N°306

Santiago, May 3, 2024

Mrs.

Solange Bernstein Jáuregui

President

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

Ref.: Appointment of President and Vice President of the Board of Directors and members of the Directors’ Committee

Dear Mrs. President:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Standard No. 30, of your Commission, duly empowered for this purpose, I inform you of the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

I.	President and Vice President. At the Board Meeting held on this same date, Ignacio Cueto Plaza and Bornah Moghbel were appointed President and Vice President of the Board of Directors, respectively.

II.	Directors’ Committee. Likewise, in the same Board Meeting and as provided in article 50 bis of Law No. 18,046 on Limited Corporations, it was noted that the Directors’ Committee would be made up of Directors Frederico Curado (as an independent director), Michael Neruda and Sonia J.S. Villalobos.

Sincerely,

Juan Carlos Menció

Legal Senior Vice President

LATAM Airlines Group S.A.